Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

J. PAUL ROLLINSON	TONY S. GIARDINI
Chief Executive Officer Toronto, Canada February 10, 2015	Executive Vice President and Chief Financial Officer Toronto, Canada February 10, 2015

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Kinross Gold Corporation

We have audited the accompanying consolidated financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of operations, comprehensive loss, cash flows and equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kinross Gold Corporation as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants
February 10, 2015
Toronto, Canada

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		December 31,	December 31,
		2014	2013

Assets
Current assets
Cash and cash equivalents	Note 7	$983.5	$734.5
Restricted cash	Note 7	41.3	59.0
Accounts receivable and other assets	Note 7	170.4	208.1
Current income tax recoverable		115.2	81.3
Inventories	Note 7	1,276.7	1,322.9
		2,587.1	2,405.8
Non-current assets
Property, plant and equipment	Note 7	5,409.4	6,582.7
Goodwill	Note 7	162.7	308.0
Long-term investments	Note 7	111.0	20.4
Investments in associate and joint venture	Note 9	156.8	315.2
Deferred charges and other long-term assets	Note 7	417.9	491.1
Deferred tax assets	Note 17	106.5	163.5
Total assets		$8,951.4	$10,286.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$421.9	$544.5
Current income tax payable		19.2	27.0
Current portion of long-term debt	Note 12	60.0	60.0
Current portion of provisions	Note 13	43.1	40.1
Current portion of unrealized fair value of derivative liabilities	Note 10	60.2	41.3
		604.4	712.9
Non-current liabilities
Long-term debt	Note 12	1,998.1	2,059.6
Provisions	Note 13	780.9	683.9
Unrealized fair value of derivative liabilities	Note 10	—	14.0
Other long-term liabilities		207.2	192.7
Deferred tax liabilities	Note 17	469.0	533.7
Total liabilities		4,059.6	4,196.8

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	Note 14	$14,587.7	$14,737.1
Contributed surplus		239.0	84.5
Accumulated deficit		(9,937.6)	(8,771.1)
Accumulated other comprehensive income (loss)	Note 7	(46.1)	(36.5)
Total common shareholders’ equity		4,843.0	6,014.0
Non-controlling interest		48.8	75.9
Total equity		4,891.8	6,089.9
Commitments and contingencies	Note 19
Total liabilities and equity		$8,951.4	$10,286.7

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 14	1,144,576,474	1,143,428,055

The accompanying notes are an integral part of these consolidated financial statements

Signed on behalf of the Board:

John A. Brough	John M. H. Huxley

Director	Director

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31,	December 31,
		2014	2013

Revenue
Metal sales		$3,466.3	$3,779.5

Cost of sales
Production cost of sales		1,971.2	2,004.4
Depreciation, depletion and amortization		874.7	828.8
Impairment charges	Note 8	1,251.4	3,169.6
Total cost of sales		4,097.3	6,002.8
Gross loss		(631.0)	(2,223.3)
Other operating expense		111.8	88.2
Exploration and business development		105.6	147.1
General and administrative		178.8	176.6
Operating loss		(1,027.2)	(2,635.2)
Other income (expense) - net	Note 7	(215.5)	(259.1)
Equity in earnings (losses) of associate and joint venture	Note 7	(5.8)	(10.3)
Finance income		11.2	7.6
Finance expense	Note 7	(80.1)	(42.8)
Loss before tax		(1,317.4)	(2,939.8)
Income tax (expense) recovery - net	Note 17	(109.7)	(72.4)
Loss from continuing operations after tax		(1,427.1)	(3,012.2)
Earnings (loss) from discontinued operation after tax	Note 6	233.5	(730.1)
Net loss		$(1,193.6)	$(3,742.3)

Net (loss) earnings from continuing operations attributable to:
Non-controlling interest		$(27.1)	$0.4
Common shareholders		$(1,400.0)	$(3,012.6)
Net (loss) earnings attributable to:
Non-controlling interest		$(27.1)	$0.4
Common shareholders		$(1,166.5)	$(3,742.7)

Loss per share from continuing operations attributable to common shareholders
Basic		$(1.22)	$(2.64)
Diluted		$(1.22)	$(2.64)
Loss per share attributable to common shareholders
Basic		$(1.02)	$(3.28)
Diluted		$(1.02)	$(3.28)

Weighted average number of common shares outstanding (millions)	Note 16
Basic		1,144.3	1,142.1
Diluted		1,144.3	1,142.1

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2014	2013

Net loss		$(1,193.6)	$(3,742.3)

Other comprehensive income (loss), net of tax:	Note 7
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)		7.0	(29.1)
Reclassification to earnings for impairment charges		1.5	21.3
Accumulated other comprehensive loss related to investments sold (b)		(6.1)	—
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		(40.3)	(46.5)
Accumulated other comprehensive income (loss) related to derivatives settled (d)		28.3	12.9
		(9.6)	(41.4)
Total comprehensive loss		$(1,203.2)	$(3,783.7)

Comprehensive loss from continuing operations		$(1,436.7)	$(3,053.6)
Comprehensive income (loss) from discontinued operation	Note 6	233.5	(730.1)
Total comprehensive loss		$(1,203.2)	$(3,783.7)
Attributable to non-controlling interest		$(27.1)	$0.4
Attributable to common shareholders		$(1,176.1)	$(3,784.1)

(a)         Net of tax of $nil (2013 - $(1.2) million)

(b)         Net of tax of $nil (2013 - $nil)

(c)          Net of tax of $(4.9) million (2013 - $(18.1) million)

(d)         Net of tax of $9.1 million (2013 - $7.9 million)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2014	2013

Net inflow (outflow) of cash related to the following activities:

Operating:
Loss from continuing operations	$(1,427.1)	$(3,012.2)
Adjustments to reconcile net loss from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	874.7	828.8
Losses (gains) on sale of other assets - net	3.1	1.1
Impairment charges	1,251.4	3,169.6
Impairment of investments	158.1	240.3
Equity in losses (earnings) of associate and joint venture	5.8	10.3
Non-hedge derivative losses (gains) - net	5.1	(2.6)
Share-based compensation expense	26.2	32.9
Accretion expense	33.2	20.6
Deferred tax expense (recovery)	(13.8)	(247.5)
Foreign exchange (gains) losses and other	42.7	109.3
Reclamation expense (recovery)	17.5	(1.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	26.9	(27.7)
Inventories	(59.4)	(197.5)
Accounts payable and accrued liabilities	99.0	157.6
Cash flow provided from operating activities	1,043.4	1,082.0
Income taxes paid	(185.3)	(285.4)
Net cash flow of continuing operations provided from operating activities	858.1	796.6
Net cash flow of discontinued operations used in operating activities	(8.8)	(21.9)

Investing:
Additions to property, plant and equipment	(631.8)	(1,262.4)
Net additions to long-term investments and other assets	(55.5)	(131.2)
Net proceeds from the sale of property, plant and equipment	30.5	6.1
Disposals of short-term investments	—	349.8
Decrease (increase) in restricted cash	17.7	(1.2)
Interest received and other	4.5	7.8
Net cash flow of continuing operations used in investing activities	(634.6)	(1,031.1)
Net cash flow of discontinued operations provided from (used in) investing activities	148.2	(14.3)
Financing:
Issuance of common shares on exercise of options	0.1	6.2
Proceeds from issuance of debt	913.0	—
Repayment of debt	(980.1)	(523.3)
Interest paid	(20.6)	(5.0)
Dividends paid to common shareholders	—	(91.3)
Settlement of derivative instruments	(2.0)	—
Other	(4.6)	(2.1)
Net cash flow of continuing operations used in financing activities	(94.2)	(615.5)
Net cash flow of discontinued operations used in financing activities	—	—

Effect of exchange rate changes on cash and cash equivalents of continuing operations	(19.7)	(12.0)
Increase (decrease) in cash and cash equivalents	249.0	(898.2)
Cash and cash equivalents, beginning of period	734.5	1,632.7
Cash and cash equivalents, end of period	$983.5	$734.5

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2014	2013

Common share capital and common share purchase warrants
Balance at the beginning of the period	$14,737.1	$14,692.5
Common shares issued under employee share purchase plans	—	4.0
Transfer from contributed surplus on exercise of options and restricted shares	12.5	37.0
Options exercised, including cash	0.1	3.6
Expiry of warrants	(162.0)	—
Balance at the end of the period	$14,587.7	$14,737.1

Contributed surplus
Balance at the beginning of the period	$84.5	$89.9
Share-based compensation	25.1	31.6
Transfer of fair value of exercised options and restricted shares	(17.1)	(37.0)
Expiry of warrants, net of tax	146.5	—
Balance at the end of the period	$239.0	$84.5

Accumulated deficit
Balance at the beginning of the period	$(8,771.1)	$(4,937.1)
Dividends paid	—	(91.3)
Net loss attributable to common shareholders	(1,166.5)	(3,742.7)
Balance at the end of the period	$(9,937.6)	$(8,771.1)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$(36.5)	$4.9
Other comprehensive income (loss)	(9.6)	(41.4)
Balance at the end of the period	$(46.1)	$(36.5)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(9,983.7)	$(8,807.6)

Total common shareholders’ equity	$4,843.0	$6,014.0

Non-controlling interest
Balance at the beginning of the period	$75.9	$75.5
Net earnings (loss) attributable to non-controlling interest	(27.1)	0.4
Balance at the end of the period	$48.8	$75.9

Total equity	$4,891.8	$6,089.9

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

1.                                            DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2014 were authorized for issue in accordance with a resolution of the board of directors on February 10, 2015.

2.                                            BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2014 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.  The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented.  Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

3.                                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.   Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration.  Each of the significant entities has a December 31 year end.

			As at
			December 31,	December 31,
Entity	Property/ Segment	Location	2014	2013
Subsidiaries:
(Consolidated)
Fairbanks Gold Mining, Inc	Fort Knox	USA	100%	100%
Kinross Brasil Mineração S.A. (“KBM”)	Paracatu	Brazil	100%	100%
Compania Minera Maricunga	Maricunga and Lobo Marte / Maricunga and Corporate and Other	Chile	100%	100%
Compania Minera Mantos de Oro	La Coipa / Corporate and Other	Chile	100%	100%
Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%	100%
Chukotka Mining and Geological Company	Kupol	Russian Federation	100%	100%
Northern Gold LLC/ Regionruda LLC	Dvoinoye/ Kupol	Russian Federation	100%	100%

Aurelian Ecuador S.A. (a)	Fruta del Norte	Ecuador	0%	100%

Selene Holdings LP	White Gold/ Corporate and Other	Canada	100%	100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%	100%
Chirano Gold Mines Ltd. (Ghana) (b)	Chirano	Ghana	90%	90%

Interest in joint operation:
(Relative share consolidated)
Round Mountain Gold Corporation (c)	Round Mountain	USA	50%	50%

Investment in associate :
(Equity accounted)
Compania Minera Casale	Cerro Casale/ Corporate and Other	Chile	25%	25%
Interest in joint venture:
(Equity accounted)
Sociedad Contractual Minera Puren	La Coipa/ Corporate and Other	Chile	65%	65%

(a)         On June 10, 2013, the Company announced that it would not proceed with further development of the Fruta del Norte (“FDN”) project in Ecuador. On December 17, 2014, the Company sold its interest in Aurelian Resources Inc. and the FDN project in Ecuador to Lundin Gold Inc. (formerly Fortress Minerals Corp. (“Fortress”)).  See Note 6.

(b)         The Company holds a 90% interest in the Chirano Gold Mine with the Government of Ghana having the right to the remaining 10% interest.

(c)          The Company has a joint operation in Round Mountain through its 50% ownership in the Smoky Valley Common Operation. Under the joint operation agreement between the Company and Barrick Gold Corporation, the Company is the operator.

The Management Committee of the joint operation represents the joint operation partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint operation owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

(a)         Subsidiaries

Subsidiaries are entities controlled by the Company.  Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.  Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases.  Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests.  All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

(b)         Joint Arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control over such arrangements and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement.  The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement.  In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement.  For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes in the consolidated financial statements its investment in the joint arrangement using the equity method of accounting.

(c)          Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements.  Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies.   In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power.  Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent audited annual financial statements or interim financial statements, as applicable.  Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil.  Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses.  At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii.  Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•                  Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•                  Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•                  Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•                  Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

iii. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

Restricted cash is cash held in banks that is not available for general corporate use.

iv. Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v. Long-term investments

Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as available-for-sale investments.  These investments are measured at fair value on acquisition and at each reporting date.  Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired.  When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi. Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.

vii. Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use.  Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

viii. Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained.  A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits.  A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs.  If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business.  Those factors include, but are not limited to, whether the set of activities and assets:

•                  has begun planned principal activities;

•                  has employees, intellectual property and other inputs and processes that could be applied to those inputs;

•                  is pursuing a plan to produce outputs; and

•                  will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”).  Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.  Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods.   However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix. Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs.  CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU for goodwill impairment testing purposes.

Goodwill arises principally because of the following factors:  (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future  (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

On an annual basis, as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount, the carrying amount of the CGU is evaluated for potential impairment. If the carrying amount of the CGU exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the carrying value to its recoverable amount.

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs to sell.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU.  As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors.  Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.  The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 2 year to 28 year period.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans.  These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification.  This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts.  These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.  For the 2014 annual goodwill impairment analysis, estimated 2015, 2016, and long-term gold prices of $1,200, $1,300 and $1,300 per ounce, respectively, and estimated 2015, 2016, and long-term silver prices of $18.00, $19.25 and $20.30 per ounce, respectively, were used. For the 2013 annual goodwill impairment analysis, estimated 2014, 2015 and long-term gold prices of $1,200, $1,300 and $1,300 per ounce, respectively, and estimated 2014, 2015 and long-term silver prices of $21.00, $22.00 and $22.50 per ounce, respectively, were used. For the June 30, 2013 impairment analysis described in Note 8, which was performed as a result of the identification of certain indicators of potential impairment as of that date, the estimated 2013, 2014 and long-term gold prices used were $1,480, $1,450 and $1,300 per ounce, respectively, and the estimated 2013, 2014 and long-term silver prices used were $26.00, $25.50 and $22.75 per ounce, respectively.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU.  Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.   Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources.  For the 2014 annual goodwill impairment analysis, an estimated 2015 and long-term oil price of $75 per barrel, was used. For the 2013 annual goodwill impairment analysis,

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

an estimated 2014 and long-term oil price of $100 per barrel was used. For the June 30, 2013 impairment analysis, an estimated 2013 and long-term oil price of $100 per barrel was used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk.  For the 2014 annual goodwill impairment analysis, real discount rates of between 4.75% and 6.16% were used. For the 2013 annual goodwill impairment analysis, real discount rates of between 4.49% and 6.13% were used. For the June 30, 2013 impairment analysis, real discount rates of between 4.66% and 5.99% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property.  Consequently, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2014 in respect of the fair value determinations at that date, which ranged from 0.9 to 1.2.  NAV multiples observed at June 30, 2013 and December 31, 2013 were in the range of 0.7 and 1.3. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

x. Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

•                  gathering exploration data through topographical and geological studies;

•                  exploratory drilling, trenching and sampling;

•                  determining the volume and grade of the resource;

•                  test work on geology, metallurgy, mining, geotechnical and environmental; and

•                  conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period.  Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase.  These assets are recognized at fair value.  Acquired E&E costs consist of:

•                  fair value of the estimated potential ounces, and

•                  exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability.  Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi. Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a)         Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral interests consist of:

•                  Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

•                  Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

(b)         Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization.  The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves.  The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves.  Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated.  These assets are depreciated when they are put into production in their intended use.

(c)          Impairment

The carrying amounts of the Company’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

An impairment exists when the carrying amount of the asset, or group of assets, exceeds its recoverable amount.  The impairment loss is the amount by which the carrying value exceeds the recoverable amount and such loss is recognized in the consolidated statement of operations.  The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized such that the recoverable amount has increased.

(d)         Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use.  Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized.  The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii. Financial instruments and hedging activity

(a)         Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs.  Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “available-for-sale”, “held-to-maturity”, or “loans and receivables”.  Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or “other financial liabilities”.

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss.  These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations.  Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at cost, which approximates fair value.  Trade receivables and certain other assets are designated as loans and receivables.  Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for sale.  Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as fair value through profit and loss.

(b)         Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged.  At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed.   Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations.  The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI.  Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed.  Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

xiii.  Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of    financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations.  Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv.  Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Share Option Plan:  Stock options are generally equity-settled.  The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On exercise of the vested options, the shares are issued from treasury.

Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan.  Both RSUs and RPSUs are generally equity-settled and awarded to certain employees as a percentage of long-term incentive awards.

(a)         RSUs are fair valued based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On vesting of RSUs, shares are generally issued from treasury.

(b)         RPSUs are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are fair valued as follows:  The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On vesting of RPSUs, shares are generally issued from treasury.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Deferred Share Unit Plan:  Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan:  The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred.  The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.

xv.  Metal sales

Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices.  Revenue from metal sales is recognized when all the following conditions have been satisfied:

•                  The significant risks and rewards of ownership have been transferred;

•                  Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

•                  The amount of revenue can be measured reliably;

•                  It is probable that the economic benefits associated with the transaction will flow to the Company; and

•                  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi.  Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation.  The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available.  Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates.  Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset.  For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.  The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life.  The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

xvii.  Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii.  Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period.  Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible senior notes, outstanding stock options, warrants, RSUs and RPSUs.  The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.  The if-converted method assumes that all convertible senior notes, RSUs and RPSUs have been converted in determining fully diluted earnings per share if they are in-the-money except where such conversion would be anti-dilutive.

4.                                            RECENT ACCOUNTING PRONOUNCEMENTS

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue — Barter Transactions Involving Advertising Services”.  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers.  This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption.  The Company is in the process of determining the

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments”.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments. IFRS 9 also includes a substantially reformed approach to hedge accounting. The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

5.                                            SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

i.                                         Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

(a)         Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)         Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)          Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

ii.                                     Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)         Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.  The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.  The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)         Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates.  Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(c)          Impairment of goodwill and other assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment.  The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.  If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations.   The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, future and long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance.  Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.  Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

(d)         Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV.  Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad.  Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery.  Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates.  The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered.  The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates.  There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads.  There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

(e)          Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available.  Mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.  The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation.  The actual future expenditures may differ from the amounts currently provided.

(f)           Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable.  Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit.  To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

(g)         Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

6.                                            DISPOSITION

Disposition of interest in Fruta del Norte

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

Kinross’ decision to cease the development of FDN resulted in a charge of $720.0 million in the second quarter of 2013, of which $714.7 million reflected the Company’s net carrying value of the FDN project, and $5.3 million represented severance and closure costs.

On October 21, 2014, Kinross announced that it entered into an agreement with Fortress (subsequently renamed Lundin Gold Inc., “Lundin Gold”), a member of the Lundin Group of Companies, to sell all of its interest in Aurelian Resources Inc. and the FDN project in Ecuador for $240.0 million in cash and shares.

On December 17, 2014, the Company completed the sale for gross cash proceeds of $150.0 million and $90.0 million in Lundin Gold common shares, resulting in an after-tax recovery of $238.0 million.  Kinross received approximately 26.2 million Lundin Gold common shares, resulting in a 25.8% ownership.  The investment has been accounted for as an available-for-sale investment as the Company determined that it does not have significant influence over Lundin Gold.

Loss from FDN

	Years ended December 31,
	2014	2013
Results of discontinued operation
Revenues	$—	$—
Expenses (a)	(233.5)	736.3
Earnings (loss) before tax	233.5	(736.3)
Income tax recovery	—	6.2
Earnings (loss) and other comprehensive income (loss) from discontinued operation after tax	$233.5	$(730.1)
Earnings (loss) per share from discontinued operation attributable to common shareholders
Basic	$0.20	$(0.64)
Diluted	$0.20	$(0.64)

(a) Includes recovery on sale of $238.0 million (2013 - impairment charge of $720.0 million).

The significant assets and liabilities of FDN at the date of disposal were as follows:

December 17,
2014
Cash and cash equivalents	$1.8
Accounts payable and accrued liabilities	(0.8)
Provisions	(1.6)
Net assets (liabilities)	$(0.6)

Cash flows from FDN

	Years ended December 31,
	2014	2013
Cash flows of discontinued operation:
Net cash flow used in operating activities	$(8.8)	$(21.9)
Net cash flow provided from investing activities (a)	148.2	(14.3)
Net cash flow used in financing activities	—	—
Net cash flow of discontinued operation	$139.4	$(36.2)

(a) Includes proceeds of $150.0 million, net of cash disposed of.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

7.                                            CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.                                         Cash and cash equivalents:

	December 31,	December 31,
	2014	2013
Cash on hand and balances with banks	$503.2	$420.2
Short-term deposits	480.3	314.3
	$983.5	$734.5

Restricted cash:

	December 31,	December 31,
	2014	2013
Restricted cash (a)	$41.3	$59.0

(a) Restricted cash relates to restricted payments for the Kupol loan (see Note 12 (iii)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity related to Chirano and certain other sites.

ii.                                     Accounts receivable and other assets:

	December 31,	December 31,
	2014	2013
Trade receivables	$4.8	$8.2
Prepaid expenses	32.3	17.9
VAT receivable	72.5	90.8
Deposits	36.3	49.7
Unrealized fair value of derivative assets	0.2	5.1
Other	24.3	36.4
	$170.4	$208.1

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

iii.                                 Inventories:

	December 31,	December 31,
	2014	2013
Ore in stockpiles (a)	$331.8	$331.9
Ore on leach pads (b)	434.6	380.3
In-process	82.0	95.4
Finished metal	78.9	83.3
Materials and supplies	793.3	797.6
	1,720.6	1,688.5
Provision for impairment of inventory (c)	(299.9)	(170.7)
	1,420.7	1,517.8
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(144.0)	(194.9)
	$1,276.7	$1,322.9

(a)   Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See Note 7 vii.

(b)   Ore on leach pads relates to the Company’s Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2019, Tasiast in 2019, Fort Knox in 2019, and 50% owned Round Mountain in 2018. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See Note 7 vii.

(c)    Provision for impairment of inventory relates to impairment charges recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. See Note 8 ii.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

iv.                                  Property, plant and equipment:

		Mineral Interests (b)
		Development and
	Land, plant and	operating	Pre-development
	equipment	properties	properties	Total
Cost
Balance at January 1, 2014	$6,699.3	$8,172.3	$177.4	$15,049.0
Additions	352.7	272.8	—	625.5
Acquisitions	—	—	—	—
Capitalized interest	26.9	35.8	—	62.7
Disposals (d)	(77.8)	(998.5)	(8.6)	(1,084.9)
Other	19.0	(20.2)	—	(1.2)
Balance at December 31, 2014	7,020.1	7,462.2	168.8	14,651.1

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2014	$(3,589.9)	$(4,876.4)	$—	$(8,466.3)
Depreciation, depletion and amortization	(422.8)	(453.3)	—	(876.1)
Impairment charge (c)	(218.9)	(640.4)	(79.2)	(938.5)
Disposals (d)	43.2	998.5	—	1,041.7
Other	(3.4)	0.9	—	(2.5)
Balance at December 31, 2014	(4,191.8)	(4,970.7)	(79.2)	(9,241.7)

Net book value	$2,828.3	$2,491.5	$89.6	$5,409.4

Amount included above as at December 31, 2014:
Assets under construction	$320.2	$88.8	$—	$409.0
Assets not being depreciated (a)	$476.4	$287.2	$89.6	$853.2

(a)         Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)         At December 31, 2014, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(c)          At December 31, 2014, an impairment charge was recorded against property, plant and equipment at Tasiast, Chirano, Kettle River-Buckhorn, Lobo-Marte, and White Gold. See Note 8.

(d)         On December 17, 2014, the Company disposed of its interest in FDN for gross proceeds of $240.0 million. See Note 6.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

		Mineral Interests(b)
		Development and
	Land, plant and	operating	Pre-development
	equipment	properties	properties	Total
Cost
Balance at January 1, 2013	$5,720.9	$7,810.3	$177.6	$13,708.8
Additions	980.0	299.0	—	1,279.0
Acquisitions	—	—	—	—
Capitalized interest	58.2	24.4	—	82.6
Disposals	(27.9)	—	—	(27.9)
Other	(31.9)	38.6	(0.2)	6.5
Balance at December 31, 2013	6,699.3	8,172.3	177.4	15,049.0

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2013	$(1,897.4)	$(2,843.3)	$—	$(4,740.7)
Depreciation, depletion and amortization	(416.7)	(444.0)	—	(860.7)
Impairment charge (c)	(1,231.5)	(1,652.1)	—	(2,883.6)
Disposals	20.2	—	—	20.2
Other	(64.5)	63.0	—	(1.5)
Balance at December 31, 2013	(3,589.9)	(4,876.4)	—	(8,466.3)

Net book value	$3,109.4	$3,295.9	$177.4	$6,582.7

Amount included above as at December 31, 2013:
Assets under construction	$581.9	$132.4	$—	$714.3
Assets not being depreciated (a)	$751.3	$2,143.9	$177.4	$3,072.6

(a)         Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)         At December 31, 2013, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(c)          At June 30, 2013, an impairment charge was recorded against property, plant and equipment at FDN (see Note 6), Round Mountain, Maricunga, Tasiast and Lobo-Marte.  At December 31, 2013, an impairment charge was recorded against property, plant and equipment at Maricunga. See Note 8.

Land, plant and equipment with a carrying amount of $170.7 million (December 31, 2013 - $154.7 million) are pledged as security as part of the Kupol loan. See Note 12 (iii).

Capitalized interest primarily relates to capital expenditures at Fort Knox, Round Mountain, Paracatu, Kupol, Chirano and Tasiast and had a weighted average borrowing rate of 4.6% and 4.0% during the years ended December 31, 2014 and 2013, respectively.

At December 31, 2014, $281.4 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2013 - $660.5 million). During the year ended December 31, 2014, the Company acquired $nil of E&E assets, capitalized $nil in E&E costs and transferred $nil from E&E assets to capitalized development.  During the year ended December 31, 2013, the Company acquired $nil of E&E assets, capitalized $nil in E&E costs and transferred $nil from E&E assets to capitalized development.  During the year ended December 31, 2014, the Company expensed $7.4 million (year ended December 31, 2013 — $14.4 million), of E&E expenditures.  The Company recognized property, plant and equipment impairment charges related to E&E assets for the year ended December 31, 2014 of $379.1 million (year ended December 31, 2013 - $80.6  million).

The Company had cash expenditures for E&E included in operating cash flows for the year ended December 31, 2014 of $7.4 million (year ended December 31, 2013 — $14.4 million), and investing cash flows for the year ended December 31, 2014 of $nil (year ended December 31, 2013 — $nil).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

v.                                      Goodwill:

The goodwill allocated to the Company’s CGUs and included in the respective operating segment assets is shown in the table below:

	Round			Kettle River					Other
	Mountain	Paracatu	La Coipa	- Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Operations (c)	Total
Cost
Balance at January 1, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2014	$(145.9)	$(164.9)	$(65.9)	$—	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,254.5)
Impairment loss (a)	—	—	(124.4)	(20.9)	—	—	—	—	—	(145.3)
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2014	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)

Carrying amount at December 31, 2014	$—	$—	$—	$—	$158.8	$—	$—	$—	$3.9	$162.7

	Round			Kettle River					Other
	Mountain	Paracatu	La Coipa	- Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Operations (c)	Total
Cost
Balance at January 1, 2013	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2013	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2013	$(87.2)	$(99.4)	$(65.9)	$—	$(668.4)	$(220.2)	$(4,620.4)	$(558.8)	$(105.5)	$(6,425.8)
Impairment loss (b)	(58.7)	(65.5)	—	—	—	(175.9)	—	(359.8)	(168.8)	(828.7)
Disposals	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2013	$(145.9)	$(164.9)	$(65.9)	$—	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,254.5)

Carrying amount at December 31, 2013	$—	$—	$124.4	$20.9	$158.8	$—	$—	$—	$3.9	$308.0

(a)         At December 31, 2014, as part of the annual impairment test for goodwill, it was determined that the carrying amounts of La Coipa and Kettle River-Buckhorn exceeded their recoverable amounts. See Note 8.

(b)         At June 30, 2013, it was determined that the carrying amounts of Round Mountain, Paracatu, Maricunga and Chirano exceeded their recoverable amounts. At December 31, 2013, as part of the annual impairment test for goodwill, it was determined that the carrying amount of Quebrada Seca exceeded its recoverable amount. See Note 8.

(c)          At December 31, 2014 and 2013, other operations include goodwill related to Jiboia.

vi.                                  Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in AOCI as follows:

	December 31, 2014		December 31, 2013
		Gains (losses) in		Gains (losses) in
	Fair value	AOCI	Fair value	AOCI
Investments in an unrealized gain position	$103.6	$3.9	$17.6	$1.6
Investments in an unrealized loss position	7.4	(2.1)	2.8	(2.2)
	$111.0	$1.8	$20.4	$(0.6)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

vii.                              Deferred charges and other long-term assets:

	December 31,	December 31,
	2014	2013
Long-term portion of ore in stockpiles and ore on leach pads (a)	$144.0	$194.9
Deferred charges, net of amortization	6.5	8.5
Long-term receivables	209.0	209.4
Advances for the purchase of capital equipment	20.7	46.8
Unrealized fair value of derivative assets	—	0.6
Other	37.7	30.9
	$417.9	$491.1

(a)         Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  At December 31, 2014, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Maricunga and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox, Round Mountain and Tasiast mines.

viii.                          Accounts payable and accrued liabilities:

	December 31,	December 31,
	2014	2013
Trade payables	$86.9	$118.3
Accrued liabilities	223.2	307.3
Employee related accrued liabilities	111.8	118.9
	$421.9	$544.5

ix.                                  Accumulated other comprehensive income (loss):

	Long-term	Derivative
	Investments (a)	Contracts (b)	Total
Balance at December 31, 2012	$7.2	$(2.3)	$4.9
Other comprehensive loss before tax	(9.0)	(43.8)	(52.8)
Tax	1.2	10.2	11.4
Balance at December 31, 2013	$(0.6)	$(35.9)	$(36.5)
Other comprehensive income (loss) before tax	2.4	(7.8)	(5.4)
Tax	—	(4.2)	(4.2)
Balance at December 31, 2014	$1.8	$(47.9)	$(46.1)

(a)         Balance at December 31, 2012 net of tax of $(1.9) million.

(b)         Balance at December 31, 2012 net of tax of $5.8 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Consolidated Statements of Operations

x.                                      Other income (expense)  — net:

	Years ended December 31,
	2014	2013

Gains (losses) on sale of other assets - net	$(3.1)	$(1.1)
Impairment of investments (a)	(158.1)	(240.3)
Foreign exchange losses	(50.1)	(21.9)
Net non-hedge derivative gains (losses)	(5.1)	2.6
Other	0.9	1.6
	$(215.5)	$(259.1)

(a)         During the year ended December 31, 2014, the Company recognized an impairment charge of $156.6 million (year ended December 31, 2013 - $219.0 million) related to its investment in Cerro Casale as a result of the impairment assessment disclosed in Note 8. The Company also recognized impairment losses on certain of its available-for-sale investments during the years ended December 31, 2014 and 2013.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

xi.                                  Equity in earnings (losses) of associate and joint venture:

	Years ended December 31,
	2014	2013
Cerro Casale(a)(c)	$(5.4)	$(7.5)
Puren (b)(c)	(0.4)	(2.8)
	$(5.8)	$(10.3)

(a)         The Company holds a 25% interest in Cerro Casale which is classified as an investment in associate and accounted for under the equity method. See Note 9.

(b)         Puren is classified as a joint venture and is accounted for under the equity method.

(c)          Represents Kinross’ share of the net earnings (loss) and other comprehensive income (loss).

xii.                              Finance expense:

	Years ended December 31,
	2014	2013
Accretion on reclamation and remediation obligation	$(28.1)	$(17.7)
Interest expense, including accretion on debt (a)	(52.0)	(25.1)
	$(80.1)	$(42.8)

(a)         During the years ended December 31, 2014 and 2013, $62.7 million and $82.6 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7 iv.

Total interest paid, including interest capitalized, during the year ended December 31, 2014 was $82.4 million (year ended December 31, 2013 - $80.1 million).

xiii.                          Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2014	2013

Salaries, short term incentives, and other benefits	$659.5	$653.7
Share-based payments	32.3	32.9
Other	30.2	75.3
	$722.0	$761.9

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

8.                                            IMPAIRMENT

	Years ended December 31,
	2014	2013
Goodwill (i)	$145.3	$828.7
Property, plant and equipment (i)	938.5	2,163.3
Inventory (ii)	167.6	177.6
	$1,251.4	$3,169.6

i.                                         Goodwill and property, plant and equipment

At December 31, 2014, the Company recorded an impairment charge of $1,083.8 million, upon completion of its annual assessment of the carrying values of its CGUs.  The impairment charge included goodwill impairment of $145.3 million and property plant and equipment impairment of $938.5 million. As a result of the impairment charge related to property, plant and equipment, a tax recovery of $127.9 million was recorded within tax expense.

The following table summarizes the impairment charges by CGU:

		Property, plant and
CGU	Goodwill	equipment	Total
Tasiast	$—	$342.5	$342.5
Chirano	—	365.4	365.4
Kettle River - Buckhorn	20.9	32.9	53.8
La Coipa	124.4	—	124.4
Lobo-Marte	—	118.5	118.5
White Gold	—	79.2	79.2
Total	$145.3	$938.5	$1,083.8

As at December 31, 2014 the carrying amounts of Tasiast, Chirano, Kettle River-Buckhorn, La Coipa, Lobo-Marte and White Gold were $1,017.5 million, $458.9 million, ($79.2) million, ($54.8) million, $118.8 million and $44.3 million respectively. The carrying amounts for Kettle River-Buckhorn and La Coipa were negative as a result of reclamation and remediation obligations.

The impairment charge at Tasiast reflects a change in estimated future operating costs, operating cost underperformance of the existing mill and a decision not to proceed with a 38,000 tonne per day mill expansion at the present time. Chirano’s impairment charge was related to a decrease in exploration potential.

The impairment charges at La Coipa and Lobo-Marte were a result of declines in valuations in Chile and a reduction in mineral reserves at Lobo-Marte.  The charge at Kettle River-Buckhorn was a result of the mine approaching the end of its life and the charge at White Gold was a result of a reduction in exploration potential.

Also as a result of its annual impairment assessment at December 31, 2014, the Company recognized an impairment charge of $156.6 million related to its investment in Cerro Casale.  The impairment charge was recorded in other income (expense).

As at December 31, 2013, the Company recorded an impairment charge of $594.0 million, upon completion of its annual assessment of the carrying value of its CGUs.  The impairment charge, which was recorded within cost of sales in the consolidated statement of operations, included $425.2 million relating to property, plant and equipment at Maricunga and $168.8 million relating to goodwill at Quebrada Seca.  As a result of the impairment charge related to the Maricunga CGU, a tax recovery of $49.2 million was recorded within tax expense. The non-cash impairment charge at Maricunga was mainly a result of changes to the life of mine plan and a corresponding reduction in reserves.

As at June 30, 2013, the Company identified the decline in metal prices and the deferral of potential construction at Tasiast as indicators of potential impairment, and performed an impairment assessment to determine the recoverable amount of

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

its CGUs using updated assumptions and estimates at that time, which included Tasiast being based on a 38,000 tonne per day mill, adjusted for the deferral in potential construction and production.

The following table summarizes the impairment charges related to goodwill and property, plant and equipment by CGU recognized as at June 30, 2013:

		Property, plant and
CGU	Goodwill	equipment	Total
Round Mountain	$58.7	$118.7	$177.4
Paracatu	65.5	—	65.5
Maricunga	175.9	27.4	203.3
Tasiast	—	1,409.2	1,409.2
Chirano	359.8	—	359.8
Lobo-Marte	—	182.8	182.8
Total	$659.9	$1,738.1	$2,398.0

The June 30, 2013 impairment charges were recorded within cost of sales in the consolidated statement of operations.  As a result of the impairment charges related to property, plant and equipment at the Round Mountain, Maricunga and Tasiast CGUs, a tax recovery of $108.7 million was recorded within tax expense.  These non-cash impairment charges were primarily due to the reduction in the Company’s estimates of future metal prices.  The Tasiast impairment charge was also impacted by the deferral of potential construction and production.

As a result of the impairment assessment at June 30, 2013, the Company also recognized an impairment charge related to its investment in Cerro Casale of $219.0 million, which was recorded in other income (expense).

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount (fair value less costs to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and NAV multiples. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

ii.                                     Inventory

During the year ended December 31, 2014, impairment charges of $167.6 million were recorded within cost of sales to reduce the carrying value of inventory to its net realizable value (year ended December 31, 2013 - $177.6 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

9.                                            INVESTMENTS IN ASSOCIATE AND JOINT VENTURE

The investments in associate and joint venture are accounted for under the equity method and had the following carrying values:

	December 31,	December 31,
	2014	2013
Cerro Casale	$139.7	$297.7
Puren	17.1	17.5
	$156.8	$315.2

There are no publicly quoted market prices for Cerro Casale and Puren. No dividend was received from Cerro Casale and Puren during the years ended December 31, 2014 and 2013.

Summarized financial information, reflecting fair value adjustments made by the Company, for Cerro Casale on a 100% basis are as follows:

	Balance Sheet
	As at December 31,
	2014	2013
Current assets	$3.5	$4.9
Non-current assets	2,066.3	2,069.3
	2,069.8	2,074.2
Current liabilities	8.6	4.6
Non-current liabilities	—	2.8
	8.6	7.4
Net assets	$2,061.2	$2,066.8
Ownership interest	25%	25%
	515.3	516.7
Impairment charge (a)	(375.6)	(219.0)
Carrying amount of the investment	$139.7	$297.7

	Statement of Operations
	For the years ended December 31,
	2014	2013
Revenue	$—	$—
Expense	21.6	30.0
Net loss and total comprehensive loss	$21.6	$30.0
Equity in losses of Cerro Casale	$5.4	$7.5

(a)         During the year ended December 31, 2014, the Company recognized an impairment charge of $156.6 million (year ended December 31, 2013 - $219.0 million) related to its investment in Cerro Casale as a result of the impairment assessment disclosed in Note 8.

A contingent liability related to the Company’s investment in Cerro Casale is disclosed in Note 19.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

10.                                     FAIR VALUE MEASUREMENT

(a)                                 Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2014 include:

				Aggregate Fair
	Level 1	Level 2	Level 3	Value
Available-for-sale investments	$111.0	$—	$—	$111.0
Derivative contracts:
Interest rate swaps	—	(0.7)	—	(0.7)
Foreign currency forward contracts	—	(48.8)	—	(48.8)
Energy swap contracts	—	(9.9)	—	(9.9)
Total return swap contracts	—	(0.6)	—	(0.6)
	$111.0	$(60.0)	$—	$51.0

During the year ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

The following table summarizes information about derivative contracts outstanding at December 31, 2014 and December 31, 2013:

	December 31, 2014		December 31, 2013
	Asset / (Liability)		Asset / (Liability)
	Fair Value	AOCI	Fair Value	AOCI
Interest rate contracts
Interest rate swaps (a) (i)	$(0.7)	$(0.9)	$(2.9)	$(2.9)

Currency contracts
Foreign currency forward contracts (b) (ii)	(48.8)	(39.1)	(48.9)	(34.1)

Commodity contracts
Energy swap contracts (c) (iii)	(9.9)	(7.9)	2.7	1.1

Other contracts
Total return swap contracts (iv)	(0.6)	—	(0.5)	—

Total all contracts	$(60.0)	$(47.9)	$(49.6)	$(35.9)

Unrealized fair value of derivative assets
Current	0.2		5.1
Non-current	—		0.6
	$0.2		$5.7

Unrealized fair value of derivative liabilities
Current	(60.2)		(41.3)
Non-current	—		(14.0)
	$(60.2)		$(55.3)

Total net fair value	$(60.0)		$(49.6)

(a)         Of the total amount recorded in AOCI, $(0.9) million will be reclassified to net earnings within the next 12 months.

(b)         Of the total amount recorded in AOCI, $(39.1) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(c)          Of the total amount recorded in AOCI, $(7.9) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(i)                                    Interest rate swaps

When the floating rate term loan was originally arranged in August 2012 (see Note 12(i)), the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015. Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan to August 10, 2015.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

(ii)                                Foreign currency forward contracts

The following table provides a summary of foreign currency forward contracts outstanding at December 31, 2014, maturing in 2015:

Foreign currency
Brazilian real forward buy contracts (in millions of U.S. dollars)	$194.9
Average price	$2.48
Chilean peso forward buy contracts (in millions of U.S. dollars)	$53.0
Average price	$577.36
Russian rouble forward buy contracts (in millions of U.S. dollars)	$48.0
Average price	$35.88
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$58.2
Average price	$1.10

During 2014, the following new forward buy derivative contracts were engaged:

•                  $106.9 million Brazilian reais at an average rate of 2.60 maturing in 2015;

•                  $53.0 million Chilean pesos at an average rate of 577.36 maturing in 2015; and

•                  $58.2 million Canadian dollars at an average rate of 1.10 maturing in 2015.

At December 31, 2014, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

•                  Brazilian real forward buy contracts — unrealized loss of $14.4 million (December 31, 2013 — $31.5 million loss);

•                  Chilean peso forward buy contracts - unrealized loss of $2.3 million (December 31, 2013 — $0.7 million loss);

•                  Russian rouble forward buy contracts — unrealized loss of $19.3 million (December 31, 2013 — $1.1 million gain); and

•                  Canadian dollar forward buy contracts — unrealized loss of $3.1 million (December 31, 2013 — $3.0 million loss).

(iii)                            Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts.  The Company entered into energy swap contracts that protect against the risk of fuel price increases.  Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding at December 31, 2014, maturing in 2015:

Energy
Oil swap contracts (barrels)	285,400
Average price	$84.85
Gasoil swap contracts (tonnes)	8,184
Average price	$779.72

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

During 2014, the following new commodity derivative contracts were engaged:

•                  185,400 barrels of crude oil at an average rate of $83.89 per barrel maturing in 2015; and

•                  8,184 tonnes of gasoil at an average rate of $779.72 per tonne maturing in 2015.

At December 31, 2014, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

•                  Oil swap contracts — unrealized loss of $6.1 million (December 31, 2013 — $0.3 million gain);

•                  Diesel swap contracts - unrealized loss of $nil (December 31, 2013 — $0.1 million gain); and

•                  Gasoil swap contracts — unrealized loss of $1.8 million (December 31, 2013 — $0.7 million gain).

(iv)                             Total return swap contracts

The Company engages into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs.  Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS.  At December 31, 2014, 2,616,000 TRS units were outstanding.  The following TRS contracts were entered into during the year ended December 31, 2014:

•                  435,912 units at an average price of CDN$3.08 to hedge DSUs.

•                  1,500,000 units at an average price of CDN$3.79 to hedge cash-settled RSUs.

At December 31, 2014, 88% of the DSUs were economically hedged (December 31, 2013 — 86%) and 61% of cash-settled RSUs were economically hedged (December 31, 2013 — nil), although hedge accounting was not applied.

(b)                                 Non-recurring fair value measurement:

During the year ended December 31, 2014, property, plant and equipment and goodwill related to certain CGUs were written down to their recoverable amounts. Certain assumptions used in the calculation of these recoverable amounts are categorized as Level 3 in the fair value hierarchy. See Note 3 (ix) and Note 8.

(c)                                  Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

11.                                     CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.                 Capital management

The Company’s objectives when managing capital are to:

•             Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

•             Ensure the Company has the capital and capacity to support a long-term growth strategy;

•             Provide investors with a superior rate of return on their invested capital;

•             Ensure compliance with all bank covenant ratios; and

•             Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31,	December 31,
	2014	2013
Long-term debt	$1,998.1	$2,059.6
Current portion of long-term debt	60.0	60.0
Total debt	2,058.1	2,119.6
Common shareholders’ equity	4,843.0	6,014.0
Total debt / total debt and common shareholders’ equity ratio	29.8%	26.1%
Company target	0 — 30%	0 — 30%

ii.             Gold and silver price risk management

The Company’s practice is to not hedge metal sales.  However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales.  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

No derivatives to hedge metal sales were outstanding in 2013 and 2014.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

iii.         Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows.  The Company has entered into forward contracts to purchase Canadian dollars, Brazilian reais, Chilean pesos, and Russian roubles as part of this risk management strategy.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2014, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company’s net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other.

		10% strengthening in U.S.	10% weakening in U.S.
		dollar	dollar
	Foreign currency	Effect on earnings before	Effect on earnings before
	net working capital	taxes, gain (loss)(a)	taxes, gain (loss)(a)
Canadian dollars	3.0	(0.3)	0.3
Brazilian reais	(96.7)	8.8	(10.7)
Chilean pesos	(1.0)	0.1	(0.1)
Russian roubles	35.8	(3.3)	4.0
Euros	(5.3)	0.5	(0.6)
Mauritanian ouguiya	(10.1)	0.9	(1.1)
Ghanaian cedi	17.4	(1.6)	1.9
Other (b)	(1.7)	0.2	(0.2)

(a)         As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates.  Gains and losses on translation of foreign currencies are included in earnings.

(b)         Includes British pounds, Australian dollars, South African rand, and Japanese yen.

At December 31, 2014, with other variables unchanged, the following represents the effect of the Company’s foreign currency forward contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso and Russian rouble.

	10% strengthening in U.S.	10% weakening in U.S.
	dollar	dollar
	Effect on OCI before	Effect on OCI before
	taxes, gain (loss) (a)	taxes, gain (loss) (a)
Canadian dollars	$(5.0)	$6.1
Brazilian reais	$(14.9)	$18.0
Chilean pesos	$(4.5)	$5.5
Russian roubles	$(2.3)	$2.8

(a)         Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

iv.          Interest rate risks

When the floating rate term loan was originally arranged in August 2012 (see Note 12(i)), the Company entered into interest rate swaps to swap the underlying 1-month LIBOR into a fixed rate of 0.49% for the original three year term ending August 10, 2015. Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan to August 10, 2015. At December 31, 2014 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would decrease OCI before taxes by $1.1 million, and a 50 basis point upward shift in the interest rate curve would increase OCI before taxes by $1.1 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

v.              Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts.  The Company entered into energy swap contracts that protect against the risk of fuel price increases.  Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2014, with other variables unchanged, the following represents the effect of the Company’s energy swap contracts on OCI before taxes from a 10% change in oil, gasoil, and diesel prices.

	10% increase in price	10% decrease in price
	Effect on OCI before	Effect on OCI before
	taxes, gain (loss) (a)	taxes, gain (loss) (a)
Oil	$1.6	$(1.6)
Gasoil	$0.4	$(0.4)

(a)         Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which will be to earnings.

vi.          Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2014 - $983.5 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets.  The Company continuously monitors and reviews both actual and forecasted cash flows.  The contractual cash flow requirements for financial liabilities at December 31, 2014 are as follows:

					More than 5
	Total	Within 1 year	2 to 3 years	4 to 5 years	years
Long-term debt (a)	$3,059.9	$152.7	$442.7	$651.2	$1,813.3
Derivative liabilities - net	$60.0	$60.0	$—	$—	$—

(a)         Includes long-term debt, including the current portion, interest, other fees and the full face value of the senior notes.

vii.      Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating.  As at December 31, 2014, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, accounts receivable and derivative contracts.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

12.                                     LONG-TERM DEBT AND CREDIT FACILITIES

		December 31, 2014				December 31, 2013
			Deferred
	Interest	Nominal	Financing	Carrying	Fair	Carrying	Fair
	Rates	Amount	Costs	Amount (a)	Value (b)	Amount (a)	Value (b)

Corporate term loan facility (i)	Variable	$500.0	$(2.0)	$498.0	$498.0	$996.0	$996.0
Senior notes (ii)	3.625%-6.875%	1,493.4	(12.6)	1,480.8	1,416.9	985.4	965.9
Kupol loan (iii)	Variable	80.0	(0.7)	79.3	79.3	138.2	138.2
		2,073.4	(15.3)	2,058.1	1,994.2	2,119.6	2,100.1
Less: current portion		(60.0)	—	(60.0)	(60.0)	(60.0)	(60.0)
Long-term debt		$2,013.4	$(15.3)	$1,998.1	$1,934.2	$2,059.6	$2,040.1

(a) Includes transaction costs on debt financings.

(b) The fair value of debt is primarily determined using quoted market prices. See Note 10(c).

Scheduled debt repayments

						2020 and
	2015	2016	2017	2018	2019	thereafter	Total
Corporate term loan facility	$—	$—	$—	$500.0	$—	$—	$500.0
Senior notes	—	250.0	—	—	—	1,250.0	1,500.0
Kupol loan	60.0	20.0	—	—	—	—	80.0
Total debt payable	$60.0	$270.0	$—	$500.0	$—	$1,250.0	$2,080.0

(i)                                    Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding. On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively.  As at December 31, 2014, the Company had utilized $32.1 million (December 31, 2013 — $31.9 million) of the amended revolving credit facility. The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at December 31, 2014, interest charges and fees are as follows:

Type of credit

Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan to August 10, 2015.

Based on the Company’s credit rating at December 31, 2014, the fixed rate on the hedged portion of the term loan is 2.14%.

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with this covenant at December 31, 2014.

(ii)                                Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041.  Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024.  Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iii)                            Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Property, plant and equipment with a carrying amount of $170.7 million (December 31, 2013 - $154.7 million) are pledged as security as part of the Kupol loan.

As at December 31, 2014, cash of $34.0 million (December 31, 2013 - $34.0 million) was restricted for payments related to this loan.

(iv)                             Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015. On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Mountain, and Kettle River—Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at December 31, 2014, $207.2 million (December 31, 2013 - $164.1 million) was utilized under this facility.

In addition, at December 31, 2014, the Company had approximately $49.3 million (December 31, 2013 - $42.0 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at December 31, 2014 and December 31, 2013, $nil was outstanding under such borrowings.

13.                                     PROVISIONS

	Reclamation and
	remediation
	obligations (i)	Other	Total
Balance at January 1, 2014	$664.1	$59.9	$724.0
Additions	90.1	24.5	114.6
Reductions	(8.3)	(34.0)	(42.3)
Reclamation spending	(17.9)	—	(17.9)
Accretion	28.1	—	28.1
Reclamation expenses	17.5	—	17.5
Balance at December 31, 2014	$773.6	$50.4	$824.0

Current portion	34.3	8.8	43.1
Non-current portion	739.3	41.6	780.9
	$773.6	$50.4	$824.0

(i)                                    Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.  Reclamation and remediation obligations arise throughout the life of each mine.  The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating costs for the year ended December 31, 2014 is a $17.5 million charge (year ended December 31, 2013 — $1.0 million recovery) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2015 and 2043. The discount rates used in estimating the site restoration cost obligation were between 0.3% and 8.1% for the year ended December 31, 2014 (year ended December 31, 2013 - 0.2% and 10.3%), and the inflation rate used was between 2.0% and 11.2% for the year ended December 31, 2014 (year ended December 31, 2013 - 1.5% and 7.0%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2014, letters of credit totaling $243.6 million (December 31, 2013 — $200.5 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

14.                                     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2014 and 2013 is as follows:

	Year ended		Year ended
	December 31, 2014		December 31, 2013
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000’s)		(000’s)
Common shares
Balance at January 1,	1,143,428	$14,575.1	1,140,132	$14,530.5
Under employee share purchase plan	—	—	621	4.0
Under share option and restricted share plans	1,112	12.0	1,710	22.9
Under Red Back options	36	0.6	965	17.7
Balance at end of period	1,144,576	$14,587.7	1,143,428	$14,575.1

Common share purchase warrants
Balance at January 1,	25,759	$162.0	45,454	$162.0
Conversion of warrants	—	—	—	—
Expiry of warrants	(25,759)	(162.0)	(19,695)	—
Balance at end of period	—	$—	25,759	$162.0
Total common share capital and common share purchase warrants		$14,587.7		$14,737.1

i.                 Dividends on common shares

The following summarizes dividends paid during the year ended December 31, 2013. There were no dividends declared or paid in 2014.

	Per share	Total amount ($)
Dividends paid during the following period:
Three months ended March 31, 2013	$0.08	91.3
Total		$91.3

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

ii.             Common share purchase warrants

The Company has issued U.S. dollar denominated common share purchase warrants.

The following table summarizes information about the common share purchase warrants outstanding at December 31, 2014:

Weighted average
	Share equivalents	exercise price
	of warrants (000’s)	($/warrant)
Balance at January 1, 2014	25,759	$21.30
Issued	—	—
Exercised	—	—
Expired	(25,759)	21.30
Balance at December 31, 2014	—	$—

These U.S. dollar denominated common share purchase warrants expired on September 17, 2014.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

15.                                     SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2014 and 2013 was as follows:

	Years ended December 31,
	2014	2013
Share option plan expense (i)	$7.3	$8.0
Restricted share unit plan expense, including restricted performance shares (ii)	22.4	21.8
Deferred share units expense (iii)	1.8	1.8
Employer portion of employee share purchase plan (iv)	2.6	1.3
Total share-based compensation	$34.1	$32.9

(i)            Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed the lower of 21.1 million common shares or 10% of the total number of outstanding common shares at any time. Each option granted under the plan before February 16, 2011 is for a maximum of five years.  Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years.  One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2014 expire at various dates to 2021.  The number of common shares available for the granting of options as at December 31, 2014 was 13.8 million.

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2014 and 2013:

	2014		2013
		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price
	(000’s)	(CDN$/option)	(000’s)	(CDN$/option)
Balance at January 1	14,342	$12.09	14,650	$13.15
Granted	3,295	5.82	3,037	7.63
Exercised	(36)	3.76	(965)	3.84
Forfeited	(967)	10.40	(1,051)	11.49
Expired	(2,459)	12.71	(1,329)	20.06
Outstanding at end of period	14,175	$10.66	14,342	$12.09

For the years ended December 31, 2014 and 2013, the weighted average share price at the date of exercise was CDN$5.48 and CDN$5.77, respectively.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2014:

		Options outstanding			Options exercisable
				Weighted			Weighted
			Weighted	average		Weighted	average
			average	remaining		average	remaining
		Number of	exercise	contractual	Number of	exercise	contractual
Exercise price range in		options	price	life	options	price	life
CDN$:		(000’s)	(CDN$)	(years)	(000’s)	(CDN$)	(years)
$3.55	$4.22	39	$3.55	4.21	39	$3.55	4.21
4.23	9.53	7,100	6.96	5.50	1,825	7.89	4.92
9.54	14.31	2,371	10.75	3.73	1,743	10.76	3.57
14.32	21.48	4,665	16.34	1.08	4,665	16.34	1.08
		14,175	$10.66	3.75	8,272	$13.24	2.47

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the years ended December 31, 2014 and 2013:

	2014	2013

Weighted average share price (CDN$)	$5.82	$7.63
Expected dividend yield	0.0%	1.7%
Expected volatility	39.9%	40.7%
Risk-free interest rate	1.6%	1.5%
Estimated forfeiture rate	3.0%	3.0%
Expected option life (in years)	4.5	4.5
Weighted average fair value per stock option granted (CDN$)	$2.05	$2.31

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

(ii)                                Restricted Share Plan

The Company has a Restricted Share Plan whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. The current maximum number of common shares issuable under this plan is 20.0 million.

(a)         Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about the RSUs outstanding at December 31, 2014 and 2013:

	2014		2013
		Weighted average		Weighted average
	Number of units	fair value	Number of units	fair value
	(000’s)	(CDN$/unit)	(000’s)	(CDN$/unit)
Balance at January 1	4,626	$9.08	3,954	$12.00
Granted	4,492	5.42	3,027	7.62
Reinvested	—	—	53	9.72
Redeemed	(1,898)	10.12	(1,666)	12.84
Forfeited	(563)	7.21	(742)	10.27
Outstanding at end of period	6,657	$6.47	4,626	$9.08

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

At December 31, 2014, the Company had recognized a liability of $3.5 million (December 31, 2013 - $nil) in respect of its cash-settled RSUs.

(b)         Restricted performance share units

In 2009, the Company commenced issuing RPSUs under the Restricted Share Plan.  The RPSUs are subject to certain vesting requirements and vest at the end of three years.  The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs outstanding at December 31, 2014 and 2013:

	2014		2013
		Weighted average		Weighted average
	Number of units	fair value	Number of units	fair value
	(000’s)	(CDN$/unit)	(000’s)	(CDN$/unit)
Balance at January 1	1,390	$9.60	843	$12.98
Granted	1,517	5.39	816	7.05
Reinvested	—	—	16	8.74
Redeemed	(97)	14.51	(44)	17.95
Forfeited	(385)	7.42	(241)	11.23
Outstanding at end of period	2,425	$7.12	1,390	$9.60

(iii)                            Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the last date of each quarter. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date.

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2014 and 2013 are as follows:

	Years ended December 31,
	2014	2013
DSUs granted (000’s)	489	340

Weighted average grant-date fair value (CDN$ / unit)	$3.91	$5.47

There were 1,264,362 DSUs outstanding, for which the Company had recognized a liability of $3.6 million, as at December 31, 2014 (December 31, 2013 - $3.5 million).

(iv)                             Employee share purchase plan

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees’ contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2014 was $2.6 million (year ended December 31, 2013 — $1.3 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

16.                                     EARNINGS (LOSS) PER SHARE

Basic and diluted net loss from continuing operations attributable to common shareholders of Kinross for the year ended December 31, 2014 was $1,400.0 million (year ended December 31, 2013 — $3,012.6 million). Basic and diluted net loss attributable to common shareholders of Kinross for the year ended December 31, 2014 was $1,166.5 million (year ended December 31, 2013 - $3,742.7 million).

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings (loss) per common share for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2014	2013
Basic weighted average shares outstanding:	1,144,287	1,142,109
Weighted average shares dilution adjustments:
Share options (a)	—	—
Restricted shares	—	—
Restricted performance shares	—	—
Diluted weighted average shares outstanding	1,144,287	1,142,109

Weighted average shares dilution adjustments - exclusions: (b)
Share options	15,728	15,227
Restricted shares	6,311	4,906
Restricted performance shares	2,486	1,408
Common share purchase warrants	—	25,759
Convertible senior notes	—	15,515

(a)         Dilutive stock options and warrants were determined using the Company’s average share price for the year.  For the years ended December 31, 2014 and 2013, the average share price used was $3.89 and $6.01, respectively.

(b)         These adjustments were excluded, as they are anti-dilutive.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

17.                                     INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2014	2013

Current tax expense
Current period	$160.7	$301.8
Adjustment for prior period	(37.2)	18.1

Deferred tax expense
Origination and reversal of temporary differences	(306.6)	(616.5)
Impact of changes in tax rate	2.0	2.3
Change in unrecognized deductible temporary differences	293.7	396.4
Recognition of previously unrecognized tax losses	(2.9)	(29.7)
	$109.7	$72.4

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2014	2013
Combined statutory income tax rate	26.5%	26.5%

Increase (decrease) resulting from:
Mining taxes	0.3%	0.3%
Resource allowance and depletion	0.5%	0.5%
Difference in foreign tax rates and FX on deferred income taxes within income tax expense	(11.5)%	(5.5)%
Benefit of losses not recognized	(3.9)%	(1.4)%
Recognition of tax attributes not previously benefited	0.7%	(8.8)%
Under (over) provided in prior periods	(2.0)%	1.4%
Income not subject to tax	4.3%	1.4%
Effect of non-deductible impairment	(19.5)%	(14.2)%
Enacted rate change	(0.2)%	(0.1)%
Accounting expenses disallowed for tax	(3.2)%	(1.8)%
Taxes on repatriation of foreign earnings	(1.6)%	(0.5)%
Recovery on expiry of warrants in KGC (Equity Offset)	1.2%	0.0%
Other	0.1%	(0.3)%
Effective tax rate	(8.3)%	(2.5)%

i.                                               Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31,	December 31,
	2014	2013
Deferred tax assets
Accrued expenses and other	$8.7	$168.2
Property, plant and equipment	53.1	18.4
Reclamation and remediation obligations	205.3	134.8
Inventory capitalization	8.0	6.7
Non-capital loss carryforwards	4.9	21.3
	280.0	349.4
Deferred tax liabilities
Accrued expenses and other	11.3	14.8
Property, plant and equipment	578.4	688.7
Inventory capitalization	52.8	16.1
Deferred tax liabilities - net	$362.5	$370.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31,	December 31,
	2014	2013

Balance at the beginning of the period	$370.2	$628.3
Recognized in profit/loss	(13.8)	(247.5)
Recognized in OCI	3.4	(11.3)
Discontinued operations	—	—
Other	2.7	0.7
Balance at the end of the period	$362.5	$370.2

ii.             Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2014 is $6.0 billion (December 31, 2013 — $6.1 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2014	2013
Deductible temporary differences	$750.7	$525.1
Tax losses	215.2	173.4

The tax losses not recognized expire as per the amount and years noted below.  The deductible temporary differences do not expire under current tax legislation.  Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

iii.         Non-capital losses (not recognized)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date

Canada	Net operating losses	$460.4	2015 - 2034
United States(a)	Net operating losses	43.0	2015 - 2034
Chile	Net operating losses	97.1	No expiry
Mexico	Net operating losses	14.7	2018 - 2024
Barbados	Net operating losses	893.6	2015 - 2023
Mauritania	Net operating losses	93.6	2015-2019
Other	Net operating losses	61.1	2024

(a)  Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

18.                                     SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties.  The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds.  Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure.  It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team.  Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments.  Finance income, finance expense, other income (expense) — net, and equity in earnings (losses) of associate and joint venture are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador. Kinross’ decision to cease the development of FDN resulted in an impairment charge of $720.0 million in the second quarter of 2013. As a result, FDN was no longer a reportable segment, and was considered a discontinued operation from that date. On December 17, 2014, the Company sold its interest in FDN. See Note 6.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

i.                                         Operating segments

The following tables set forth operating results by reportable segment for the following periods:

									Non-operating
	Operating segments								segments (a)
		Round				Kettle River-			Corporate and
Year ended December 31, 2014:	Fort Knox	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other (b)	Total
Revenue
Metal sales	$515.7	211.7	644.3	314.6	947.5	156.0	319.8	354.9	1.8	$3,466.3
Cost of sales
Production cost of sales	291.0	142.3	418.2	235.9	380.5	83.6	252.2	165.8	1.7	1,971.2
Depreciation, depletion and amortization	118.0	25.2	154.3	36.2	254.7	50.2	66.6	159.7	9.8	874.7
Impairment charges	—	—	—	—	—	53.8	505.5	370.0	322.1	1,251.4
Total cost of sales	409.0	167.5	572.5	272.1	635.2	187.6	824.3	695.5	333.6	4,097.3
Gross profit (loss)	$106.7	44.2	71.8	42.5	312.3	(31.6)	(504.5)	(340.6)	(331.8)	$(631.0)
Other operating expense	—	—	2.5	6.2	—	11.2	50.9	11.7	29.3	111.8
Exploration and business development	6.8	0.2	—	—	14.9	2.8	16.0	13.1	51.8	105.6
General and administrative	—	—	—	—	14.6	—	—	—	164.2	178.8
Operating earnings (loss)	$99.9	44.0	69.3	36.3	282.8	(45.6)	(571.4)	(365.4)	(577.1)	$(1,027.2)
Other income (expense) - net										(215.5)
Equity in earnings (losses) of associate and joint venture										(5.8)
Finance income										11.2
Finance expense										(80.1)
Loss from continuing operations before tax										$(1,317.4)
Earnings from discontinued operations (d)										$233.5

									Non-operating
	Operating segments								segments (a)
		Round				Kettle River-			Corporate and
Year ended December 31, 2013:	Fort Knox	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other (b)	Tota l
Revenue
Metal sales	$596.5	228.7	710.1	272.5	775.1	214.4	344.5	387.8	249.9	$3,779.5
Cost of sales
Production cost of sales	236.6	135.3	424.9	225.3	288.6	83.1	256.7	211.7	142.2	2,004.4
Depreciation, depletion and amortization	103.7	22.4	110.2	69.9	102.7	62.8	93.8	144.1	119.2	828.8
Impairment charges	—	177.4	65.5	693.4	30.5	—	1,488.1	359.8	354.9	3,169.6
Total cost of sales	340.3	335.1	600.6	988.6	421.8	145.9	1,838.6	715.6	616.3	6,002.8
Gross profit (loss)	$256.2	(106.4)	109.5	(716.1)	353.3	68.5	(1,494.1)	(327.8)	(366.4)	$(2,223.3)
Other operating expense (income)	—	—	2.9	(4.6)	—	9.0	51.2	6.4	23.3	88.2
Exploration and business development	5.2	0.3	—	0.1	24.8	5.9	30.0	10.2	70.6	147.1
General and administrative	—	—	—	—	12.5	—	0.1	—	164.0	176.6
Operating earnings (loss)	$251.0	(106.7)	106.6	(711.6)	316.0	53.6	(1,575.4)	(344.4)	(624.3)	$(2,635.2)
Other income (expense) - net										(259.1)
Equity in income (losses) of associate and joint venture										(10.3)
Finance income										7.6
Finance expense										(42.8)
Loss from continuing operations before tax										$(2,939.8)
Loss from discontinued operation before tax (d)										$(736.3)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

	Operating segments								Non-operating segments(a)
		Round				Kettle River-			Corporate and	Discontinued
	Fort Knox	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other (b)	Operation (d)	Total
Property, plant and equipment at: December 31, 2014	$467.0	189.1	1,806.2	138.0	990.2	11.7	809.5	634.4	363.3	—	$5,409.4

Total assets at: December 31, 2014	$703.3	262.0	2,058.7	416.4	1,956.6	38.9	1,465.4	796.9	1,253.2	—	$8,951.4

Capital expenditures for year ended December 31, 2014 (c)	$85.2	44.3	105.0	29.7	87.9	6.4	147.7	61.1	38.4	—	$605.7

	Operating segments								Non-operating segments(a)
		Round				Kettle River-			Corporate and	Discontinued
	Fort Knox	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	other (b)	Operation (d)	Total
Property, plant and equipment at: December 31, 2013	$486.0	164.8	1,863.3	135.8	1,163.0	54.4	1,082.1	1,085.0	548.3	—	$6,582.7

Total assets at: December 31, 2013	$721.9	230.2	2,113.6	342.0	2,262.1	102.8	1,669.2	1,251.6	1,591.4	1.9	$10,286.7

Capital expenditures for year ended December 31, 2013 (c)	$137.6	63.2	152.8	57.8	117.1	8.4	729.7	96.0	33.1	14.3	$1,410.0

(a) Non-operating segments include development properties.

(b) Corporate and other includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa (as of January 1, 2014), Lobo-Marte and White Gold). The comparative figures have been reclassified to conform to the December 31, 2014 segment presentation.

(c) Segmented capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

(d) On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador. On December 17, 2014, the Company sold its interest in Aurelian Resources Inc. and the FDN Project. See Note 6.

ii.                                     Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

	Metal sales		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2014	2013	2014	2013
Geographic information (a)
United States	$883.4	$1,039.6	$672.2	$710.1
Russian Federation	947.5	775.1	990.2	1,163.0
Brazil	644.3	710.1	1,810.2	1,867.3
Chile	316.4	522.4	391.3	477.3
Mauritania	319.8	344.5	814.8	1,091.7
Ghana	354.9	387.8	643.6	1,104.9
Canada	—	—	87.1	168.4
Total	$3,466.3	$3,779.5	$5,409.4	$6,582.7

(a) Geographic location is determined based on location of the mining assets.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

iii.         Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

							Kettle
For the year ended		Round					River-
December 31, 2014:	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total

Customer
1	$83.2	19.4	115.8	1.7	262.9	430.1	61.1	59.3	49.6	$1,083.1
2	—	—	—	—	—	517.4	—	—	—	517.4
3	158.7	22.5	82.0	—	14.5	—	19.3	72.3	54.6	423.9
										$2,024.4
% of total metal sales										58.4%

							Kettle
For the year ended		Round					River-
December 31, 2013:	Fort Knox	Mountain	Paracatu	La Coipa	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total

Customer
1	$111.7	72.5	369.0	43.6	272.5	123.5	36.5	69.3	69.9	$1,168.5
2	—	—	—	—	—	651.6	—	—	—	651.6
3	156.6	48.0	41.4	38.4	—	—	50.8	75.4	49.4	460.0
										$2,280.1
% of total metal sales										60.3%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

19.                                     COMMITMENTS AND CONTINGENCIES

i.                 Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.  Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $11.5 million, $8.9 million, $7.2 million, $6.1 million and $5.1 million for each year from 2015 to 2019, respectively, and $2.4 million thereafter.

Purchase commitments

At December 31, 2014, the Company had future commitments of approximately $43.3 million (December 31, 2013 — $68.6 million) for capital expenditures.

ii.             Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Cerro Casale contingency

The Company is obligated to pay $20 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to the defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the defendants filed a reply on May 1, 2013.  On June 6, 2013 the Court issued an opinion and order denying the defendants’ motion for reconsideration.  On July 8, 2013 the defendants filed their answer to the Amended U.S. Complaint.  The parties have completed the initial fact discovery phase of litigation, which included the production of information and documents and the oral depositions of witnesses.  The parties have completed the submission of written arguments and supporting expert reports in respect of the plaintiffs’ Application for Class Certification, which is expected to be heard and decided in the first quarter of 2015.  Should the plaintiffs’ application be successful, submissions in respect of the defendants’ Motion on Summary Judgment are expected to be made in the first half of 2015, with a hearing and decision expected in the second half of 2015.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

misleading when made.  In a motion to the Ontario Court, the plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act. In their written argument on the motion, the plaintiffs also sought leave and certification of a claim based on allegations that Kinross made a number of misrepresentations relating to the schedule for the Tasiast expansion project, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made. These claims were added to the plaintiffs’ statement of claim in January 2014.  A hearing on the plaintiffs’ leave and certification motions was held from October 22—24, 2013. On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs appealed the Order of the Ontario Court to the Ontario Court of Appeal.  The plaintiffs’ appeal was dismissed in its entirety by the Ontario Court of Appeal on December 17, 2014.  The plaintiffs are entitled to seek leave to appeal the Court of Appeal’s decision to the Supreme Court of Canada. To date, the plaintiffs have not delivered an application for leave to appeal to the Supreme Court of Canada, although Kinross believes that the plaintiffs will do so.  Kinross believes that the claims are without merit and intends to continue to vigorously defend against them.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

20.                                     RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2014 and 2013 other than compensation of key management personnel.

Key management personnel

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,
	2014	2013
Cash compensation - Salaries, short term incentives, and other benefits	$9.4	$10.7
Long term incentives, including share-based payments	11.8	11.7
Termination and post-retirement benefits	4.8	3.0
Total compensation paid to key management personnel	$26.0	$25.4

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

21.                                     CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd.  All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes. On December 17, 2014, the Company sold all of its interest in Aurelian Resources Inc., previously a guarantor of the notes. As a result, Aurelian Resources Inc. was released in December 2014 as a guarantor, in accordance with release provisions of the Indenture.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2014 and December 31, 2013 and the consolidating statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2014 and 2013.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2014

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$315.1	$131.0	$—	$446.1	$537.4	$—	$983.5
Restricted cash	—	3.5	—	3.5	37.8	—	41.3
Accounts receivable and other assets	6.5	50.8	—	57.3	113.1	—	170.4
Intercompany receivables	492.4	1,038.3	(190.1)	1,340.6	4,852.3	(6,192.9)	—
Current income tax recoverable	—	76.3	—	76.3	38.9	—	115.2
Inventories	3.7	458.1	—	461.8	814.9	—	1,276.7
	817.7	1,758.0	(190.1)	2,385.6	6,394.4	(6,192.9)	2,587.1
Non-current assets
Property, plant and equipment	20.6	2,891.6	—	2,912.2	2,497.2	—	5,409.4
Goodwill	—	—	—	—	162.7	—	162.7
Long-term investments	109.4	0.1	—	109.5	1.5	—	111.0
Investments in associate and joint venture	—	17.2	—	17.2	139.6	—	156.8
Intercompany investments	4,705.7	(1,029.5)	(2,703.0)	973.2	7,954.0	(8,927.2)	—
Deferred charges and other long-term assets	6.5	186.4	—	192.9	225.0	—	417.9
Long-term intercompany receivables	2,403.3	2,610.7	(1,744.8)	3,269.2	4,599.3	(7,868.5)	—
Deferred tax assets	—	6.7	—	6.7	99.8	—	106.5
Total assets	$8,063.2	$6,441.2	$(4,637.9)	$9,866.5	$22,073.5	$(22,988.6)	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.7	$160.1	$—	$234.8	$187.1	$—	$421.9
Intercompany payables	201.4	598.1	(190.1)	609.4	5,646.2	(6,255.6)	—
Current income tax payable	—	5.5	—	5.5	13.7	—	19.2
Current portion of long-term debt	—	—	—	—	60.0	—	60.0
Current portion of provisions	—	23.4	—	23.4	19.7	—	43.1
Current portion of unrealized fair value of derivative liabilities	23.0	26.8	—	49.8	10.4	—	60.2
	299.1	813.9	(190.1)	922.9	5,937.1	(6,255.6)	604.4
Non-current liabilities
Long-term debt	1,978.8	—	—	1,978.8	19.3	—	1,998.1
Provisions	11.2	506.6	—	517.8	263.1	—	780.9
Unrealized fair value of derivative liabilities	9.2	—	—	9.2	(9.2)	—	—
Other long-term liabilities	—	125.2	—	125.2	82.0	—	207.2
Long-term intercompany payables	921.9	2,109.3	(1,744.8)	1,286.4	6,519.4	(7,805.8)	—
Deferred tax liabilities	—	183.2	—	183.2	285.8	—	469.0
Total liabilities	3,220.2	3,738.2	(1,934.9)	5,023.5	13,097.5	(14,061.4)	4,059.6

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,587.7	$3,221.0	$(3,221.0)	$14,587.7	$16,431.8	$(16,431.8)	$14,587.7
Contributed surplus	239.0	82.8	(82.8)	239.0	2,401.1	(2,401.1)	239.0
Accumulated deficit	(9,937.6)	(582.0)	582.0	(9,937.6)	(9,878.4)	9,878.4	(9,937.6)
Accumulated other comprehensive income (loss)	(46.1)	(18.8)	18.8	(46.1)	(27.3)	27.3	(46.1)
Total common shareholders’ equity	4,843.0	2,703.0	(2,703.0)	4,843.0	8,927.2	(8,927.2)	4,843.0
Non-controlling interest	—	—	—	—	48.8	—	48.8
Total equity	4,843.0	2,703.0	(2,703.0)	4,843.0	8,976.0	(8,927.2)	4,891.8

Total liabilities and equity	$8,063.2	$6,441.2	$(4,637.9)	$9,866.5	$22,073.5	$(22,988.6)	$8,951.4

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2013

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$218.3	$118.9	$—	$337.2	$397.3	$—	$734.5
Restricted cash	15.5	4.2	—	19.7	39.3	—	59.0
Accounts receivable and other assets	5.0	87.3	—	92.3	115.8	—	208.1
Intercompany receivables	697.1	3,309.8	(344.3)	3,662.6	4,218.2	(7,880.8)	—
Current income tax recoverable	—	30.2	—	30.2	51.1	—	81.3
Inventories	—	453.4	—	453.4	869.5	—	1,322.9
	935.9	4,003.8	(344.3)	4,595.4	5,691.2	(7,880.8)	2,405.8
Non-current assets
Property, plant and equipment	23.8	2,806.9	—	2,830.7	3,752.0	—	6,582.7
Goodwill	—	124.3	—	124.3	183.7	—	308.0
Long-term investments	20.2	0.2	—	20.4	—	—	20.4
Investments in associate and joint ventures	—	17.5	—	17.5	297.7	—	315.2
Intercompany investments	5,947.3	(1,174.6)	(2,687.9)	2,084.8	7,270.0	(9,354.8)	—
Deferred charges and other long-term assets	8.7	180.9	—	189.6	301.5	—	491.1
Long-term intercompany receivables	2,272.4	475.2	(1,625.1)	1,122.5	2,617.3	(3,739.8)	—
Deferred tax assets	—	40.4	—	40.4	123.1	—	163.5
Total assets	$9,208.3	$6,474.6	$(4,657.3)	$11,025.6	$20,236.5	$(20,975.4)	$10,286.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$68.6	$198.0	$—	$266.6	$277.9	$—	$544.5
Intercompany payables	237.6	754.8	(344.3)	648.1	7,231.0	(7,879.1)	—
Current income tax payable	—	10.3	—	10.3	16.7	—	27.0
Current portion of long-term debt	—	—	—	—	60.0	—	60.0
Current portion of provisions	—	20.9	—	20.9	19.2	—	40.1
Current portion of unrealized fair value of derivative liabilities	3.3	38.0	—	41.3	—	—	41.3
	309.5	1,022.0	(344.3)	987.2	7,604.8	(7,879.1)	712.9
Non-current liabilities
Long-term debt	1,981.4	—	—	1,981.4	78.2	—	2,059.6
Provisions	9.5	476.3	—	485.8	198.1	—	683.9
Unrealized fair value of derivative liabilities	3.0	11.0	—	14.0	—	—	14.0
Other long-term liabilities	—	131.1	—	131.1	61.6	—	192.7
Long-term intercompany payables	890.9	2,005.1	(1,625.1)	1,270.9	2,470.6	(3,741.5)	—
Deferred tax liabilities	—	141.2	—	141.2	392.5	—	533.7
Total liabilities	3,194.3	3,786.7	(1,969.4)	5,011.6	10,805.8	(11,620.6)	4,196.8

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,737.1	$2,975.3	$(2,975.3)	$14,737.1	$16,235.2	$(16,235.2)	$14,737.1
Contributed surplus	84.5	82.8	(82.8)	84.5	2,334.0	(2,334.0)	84.5
Accumulated deficit	(8,771.1)	(337.9)	337.9	(8,771.1)	(9,201.8)	9,201.8	(8,771.1)
Accumulated other comprehensive income (loss)	(36.5)	(32.3)	32.3	(36.5)	(12.6)	12.6	(36.5)
Total common shareholders’ equity	6,014.0	2,687.9	(2,687.9)	6,014.0	9,354.8	(9,354.8)	6,014.0
Non-controlling interest	—	—	—	—	75.9	—	75.9
Total equity	6,014.0	2,687.9	(2,687.9)	6,014.0	9,430.7	(9,354.8)	6,089.9

Total liabilities and equity	$9,208.3	$6,474.6	$(4,657.3)	$11,025.6	$20,236.5	$(20,975.4)	$10,286.7

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2014

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,341.9	$1,672.5	$(1,174.5)	$1,839.9	$1,626.4	$—	$3,466.3

Cost of sales
Production cost of sales	1,323.2	1,089.9	(1,174.5)	1,238.6	732.6	—	1,971.2
Depreciation, depletion and amortization	7.3	350.2	—	357.5	517.2	—	874.7
Impairment charges	26.8	242.8	—	269.6	981.8	—	1,251.4
Total cost of sales	1,357.3	1,682.9	(1,174.5)	1,865.7	2,231.6	—	4,097.3
Gross loss	(15.4)	(10.4)	—	(25.8)	(605.2)	—	(631.0)
Other operating expense	1.8	24.6	—	26.4	85.4	—	111.8
Exploration and business development	22.3	16.5	—	38.8	66.8	—	105.6
General and administrative	108.4	5.3	—	113.7	65.1	—	178.8
Operating loss	(147.9)	(56.8)	—	(204.7)	(822.5)	—	(1,027.2)
Other income (expense) - net	(0.9)	(27.0)	—	(27.9)	325.0	(512.6)	(215.5)
Equity in earnings (losses) of associate, joint venture and intercompany investments	(1,251.0)	(938.1)	1,102.1	(1,087.0)	(5.4)	1,086.6	(5.8)
Finance income	29.0	2.2	(2.2)	29.0	59.3	(77.1)	11.2
Finance expense	(40.5)	(25.5)	2.2	(63.8)	(93.4)	77.1	(80.1)
Loss before tax	(1,411.3)	(1,045.2)	1,102.1	(1,354.4)	(537.0)	574.0	(1,317.4)
Income tax recovery (expense) - net	11.3	(56.9)	—	(45.6)	(64.1)	—	(109.7)
Loss from continuing operations after tax	(1,400.0)	(1,102.1)	1,102.1	(1,400.0)	(601.1)	574.0	(1,427.1)
Earnings (loss) from discontinued operations after tax	233.5	(3.3)	3.3	233.5	(0.2)	0.2	233.5
Net loss	$(1,166.5)	$(1,105.4)	$1,105.4	$(1,166.5)	$(601.3)	$574.2	$(1,193.6)
Net (loss) earnings from continuing operations attributable to:
Non-controlling interest	$—	$—	$—	$—	$(27.1)	$—	$(27.1)
Common shareholders	$(1,400.0)	$(1,102.1)	$1,102.1	$(1,400.0)	$(574.0)	$574.0	$(1,400.0)
Net (loss) earnings attributable to:
Non-controlling interest	$—	$—	$—	$—	$(27.1)	$—	$(27.1)
Common shareholders	$(1,166.5)	$(1,105.4)	$1,105.4	$(1,166.5)	$(574.2)	$574.2	$(1,166.5)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2013

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Revenue
Metal sales	$137.5	$2,053.6	$(133.5)	$2,057.6	$1,721.9	$—	$3,779.5

Cost of sales
Production cost of sales	133.6	1,164.4	(133.5)	1,164.5	839.9	—	2,004.4
Depreciation, depletion and amortization	6.0	444.7	—	450.7	378.1	—	828.8
Impairment charges	—	939.7	—	939.7	2,229.9	—	3,169.6
Total cost of sales	139.6	2,548.8	(133.5)	2,554.9	3,447.9	—	6,002.8
Gross loss	(2.1)	(495.2)	—	(497.3)	(1,726.0)	—	(2,223.3)
Other operating expense	3.7	17.1	—	20.8	67.4	—	88.2
Exploration and business development	25.2	18.8	—	44.0	103.1	—	147.1
General and administrative	112.2	5.9	—	118.1	58.5	—	176.6
Operating loss	(143.2)	(537.0)	—	(680.2)	(1,955.0)	—	(2,635.2)
Other income (expense) - net	(14.8)	(23.0)	—	(37.8)	659.8	(881.1)	(259.1)
Equity in earnings (losses) of associate, joint venture and intercompany investments	(2,864.9)	(2,185.3)	2,798.8	(2,251.4)	(7.5)	2,248.6	(10.3)
Finance income	27.9	3.2	(2.1)	29.0	47.5	(68.9)	7.6
Finance expense	(12.2)	(17.1)	2.1	(27.2)	(84.5)	68.9	(42.8)
Loss before tax	(3,007.2)	(2,759.2)	2,798.8	(2,967.6)	(1,339.7)	1,367.5	(2,939.8)
Income tax recovery (expense) - net	(5.4)	(39.6)	—	(45.0)	(27.4)	—	(72.4)
Loss from continuing operations after tax	(3,012.6)	(2,798.8)	2,798.8	(3,012.6)	(1,367.1)	1,367.5	(3,012.2)
Earnings (loss) from discontinued operations after tax	(730.1)	(730.1)	730.1	(730.1)	(730.1)	730.1	(730.1)
Net loss	$(3,742.7)	$(3,528.9)	$3,528.9	$(3,742.7)	$(2,097.2)	$2,097.6	$(3,742.3)
Net (loss) earnings from continuing operations attributable to:
Non-controlling interest	$—	$—	$—	$—	$0.4	$—	$0.4
Common shareholders	$(3,012.6)	$(2,798.8)	$2,798.8	$(3,012.6)	$(1,367.5)	$1,367.5	$(3,012.6)
Net (loss) earnings attributable to:
Non-controlling interest	$—	$—	$—	$—	$0.4	$—	$0.4
Common shareholders	$(3,742.7)	$(3,528.9)	$3,528.9	$(3,742.7)	$(2,097.6)	$2,097.6	$(3,742.7)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive loss for the year ended December 31, 2014

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated

Net loss	$(1,166.5)	$(1,105.4)	$1,105.4	$(1,166.5)	$(601.3)	$574.2	$(1,193.6)

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	9.7	(0.2)	—	9.5	(2.5)	—	7.0
Reclassification to earnings for impairment charges	1.3	0.2	—	1.5	—	—	1.5
Accumulated other comprehensive loss related to investments sold (b)	(6.1)	—	—	(6.1)	—	—	(6.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(22.8)	(8.5)	—	(31.3)	(9.0)	—	(40.3)
Accumulated other comprehensive income (loss) related to derivatives settled (d)	8.3	17.3	—	25.6	2.7	—	28.3
	(9.6)	8.8	—	(0.8)	(8.8)	—	(9.6)
Equity in other comprehensive income (loss) of intercompany investments	—	—	(8.8)	(8.8)	—	8.8	—
Total comprehensive income (loss)	$(1,176.1)	$(1,096.6)	$1,096.6	$(1,176.1)	$(610.1)	$583.0	$(1,203.2)

Comprehensive loss from continuing operations	$(1,409.6)	$(1,093.3)	$1,093.3	$(1,409.6)	$(609.9)	$582.8	$(1,436.7)
Comprehensive income (loss) from discontinued operations	233.5	(3.3)	3.3	233.5	(0.2)	0.2	233.5
Total comprehensive income (loss)	$(1,176.1)	$(1,096.6)	$1,096.6	$(1,176.1)	$(610.1)	$583.0	$(1,203.2)

Attributable to non-controlling interest	$—	$—	$—	$—	$(27.1)	$—	$(27.1)
Attributable to common shareholders	$(1,176.1)	$(1,096.6)	$1,096.6	$(1,176.1)	$(583.0)	$583.0	$(1,176.1)

(a) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c) Net of tax of	$—	$(1.9)	$—	$(1.9)	$(3.0)	$—	$(4.9)
(d) Net of tax of	$—	$8.2	$—	$8.2	$0.9	$—	$9.1

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive loss for the year ended December 31, 2013

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated

Net loss	$(3,742.7)	$(3,528.9)	$3,528.9	$(3,742.7)	$(2,097.2)	$2,097.6	$(3,742.3)

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(14.7)	(1.2)	—	(15.9)	(13.2)	—	(29.1)
Reclassification to earnings for impairment charges	20.2	1.1	—	21.3	—	—	21.3
Accumulated other comprehensive loss related to investments sold (b)	—	—	—	—	—	—	—
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(9.6)	(34.9)	—	(44.5)	(2.0)	—	(46.5)
Accumulated other comprehensive income (loss) related to derivatives settled (d)	1.2	14.2	—	15.4	(2.5)	—	12.9
	(2.9)	(20.8)	—	(23.7)	(17.7)	—	(41.4)
Equity in other comprehensive income (loss) of intercompany investments	(38.5)	—	20.8	(17.7)	—	17.7	—
Total comprehensive income (loss)	$(3,784.1)	$(3,549.7)	$3,549.7	$(3,784.1)	$(2,114.9)	$2,115.3	$(3,783.7)

Comprehensive loss from continuing operations	$(3,054.0)	$(2,819.6)	$2,819.6	$(3,054.0)	$(1,384.8)	$1,385.2	$(3,053.6)
Comprehensive income (loss) from discontinued operations	(730.1)	(730.1)	730.1	(730.1)	(730.1)	730.1	(730.1)
Total comprehensive income (loss)	$(3,784.1)	$(3,549.7)	$3,549.7	$(3,784.1)	$(2,114.9)	$2,115.3	$(3,783.7)

Attributable to non-controlling interest	$—	$—	$—	$—	$0.4	$—	$0.4
Attributable to common shareholders	$(3,784.1)	$(3,549.7)	$3,549.7	$(3,784.1)	$(2,115.3)	$2,115.3	$(3,784.1)

(a) Net of tax of	$—	$—	$—	$—	$(1.2)	$—	$(1.2)
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c) Net of tax of	$—	$(17.2)	$—	$(17.2)	$(0.9)	$—	$(18.1)
(d) Net of tax of	$—	$8.7	$—	$8.7	$(0.8)	$—	$7.9

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2014

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss from continuing operations	$(1,400.0)	$(1,102.1)	$1,102.1	$(1,400.0)	$(601.1)	$574.0	$(1,427.1)
Adjustments to reconcile net loss from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	7.3	350.2	—	357.5	517.2	—	874.7
Losses (gains) on sale of other assets - net	(4.6)	(1.1)	—	(5.7)	8.8	—	3.1
Impairment charges	26.8	242.8	—	269.6	981.8	—	1,251.4
Impairment of investments	1.3	0.2	—	1.5	156.6	—	158.1
Equity in losses (earnings) of associate, joint venture and Intercompany investments	1,251.0	938.1	(1,102.1)	1,087.0	5.4	(1,086.6)	5.8
Non-hedge derivative (gains) losses - net	14.7	1.2	—	15.9	(10.8)	—	5.1
Share-based compensation expense	26.2	—	—	26.2	—	—	26.2
Accretion expense	3.9	19.0	—	22.9	10.3	—	33.2
Deferred tax expense (recovery)	—	61.9	—	61.9	(75.7)	—	(13.8)
Foreign exchange (gains) losses and other	4.3	(2.6)	—	1.7	41.0	—	42.7
Reclamation expense (recovery)	—	—	—	—	17.5	—	17.5
Changes in operating assets and liabilities:
Accounts receivable and other assets	(1.9)	15.6	—	13.7	13.2	—	26.9
Inventories	(3.7)	(21.2)	—	(24.9)	(34.5)	—	(59.4)
Accounts payable and accrued liabilities	0.4	(8.1)	—	(7.7)	106.7	—	99.0
Cash flow provided from (used in) operating activities	(74.3)	493.9	—	419.6	1,136.4	(512.6)	1,043.4
Income taxes paid	—	(11.4)	—	(11.4)	(173.9)	—	(185.3)
Net cash flow of continuing operations provided from (used in) operating activities	(74.3)	482.5	—	408.2	962.5	(512.6)	858.1
Net cash flow of discontinued operations used in operating activities	(1.2)	(3.8)	—	(5.0)	(3.8)	—	(8.8)
Investing:
Additions to property, plant and equipment	(29.9)	(279.7)	—	(309.6)	(322.2)	—	(631.8)
Net proceeds from (additions to) long-term investments and other assets	8.0	(33.4)	—	(25.4)	(30.1)	—	(55.5)
Net proceeds from the sale of property, plant and equipment	—	1.8	—	1.8	28.7	—	30.5
Disposals of short-term investments	—	—	—	—	—	—	—
Decrease (increase) in restricted cash	15.5	0.6	—	16.1	1.6	—	17.7
Interest received and other	0.5	2.1	—	2.6	1.9	—	4.5
Net cash flow of continuing operations provided from (used in) investing activities	(5.9)	(308.6)	—	(314.5)	(320.1)	—	(634.6)
Net cash flow of discontinued operations provided from (used in) investing activities	150.0	(0.8)	—	149.2	(1.0)	—	148.2
Financing:
Issuance of common shares on exercise of options	0.1	—	—	0.1	—	—	0.1
Proceeds from issuance of debt	492.9	420.1	—	913.0	—	—	913.0
Repayment of debt	(500.0)	(420.1)	—	(920.1)	(60.0)	—	(980.1)
Interest paid	(17.4)	(0.1)	—	(17.5)	(3.1)	—	(20.6)
Dividends received from (paid to) common shareholders and subsidiaries	96.7	(44.6)	—	52.1	(564.7)	512.6	—
Settlement of derivative instruments	(2.0)	—	—	(2.0)	—	—	(2.0)
Intercompany advances	(38.6)	(108.5)	—	(147.1)	147.1	—	—
Other	(3.5)	(4.0)	—	(7.5)	2.9	—	(4.6)
Net cash flow of continuing operations provided from (used in) financing activities	28.2	(157.2)	—	(129.0)	(477.8)	512.6	(94.2)
Net cash flow of discontinued operations used in financing activities	—	—	—	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents of continuing operations	—	—	—	—	(19.7)	—	(19.7)
Increase (decrease) in cash and cash equivalents	96.8	12.1	—	108.9	140.1	—	249.0
Cash and cash equivalents, beginning of period	218.3	118.9	—	337.2	397.3	—	734.5
Cash and cash equivalents, end of period	$315.1	$131.0	$—	$446.1	$537.4	$—	$983.5

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2013

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss from continuing operations	$(3,012.6)	$(2,798.8)	$2,798.8	$(3,012.6)	$(1,367.1)	$1,367.5	$(3,012.2)
Adjustments to reconcile net loss from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	6.0	444.7	—	450.7	378.1	—	828.8
Loss (gains) on sale of other assets - net	(0.5)	(1.1)	—	(1.6)	2.7	—	1.1
Impairment charges	—	939.7	—	939.7	2,229.9	—	3,169.6
Impairment of investments	16.8	1.0	—	17.8	222.5	—	240.3
Equity in losses (earnings) of associate, joint venture and Intercompany investments	2,864.9	2,185.3	(2,798.8)	2,251.4	7.5	(2,248.6)	10.3
Non-hedge derivative (gains) losses - net	(0.8)	(0.3)	—	(1.1)	(1.5)	—	(2.6)
Share-based compensation expense	32.9	—	—	32.9	—	—	32.9
Accretion expense	1.1	12.1	—	13.2	7.4	—	20.6
Deferred tax (recovery) expense	—	(25.4)	—	(25.4)	(222.1)	—	(247.5)
Foreign exchange (gains) losses and other	(3.4)	18.5	—	15.1	94.2	—	109.3
Reclamation expense (recovery)	—	—	—	—	(1.0)	—	(1.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	0.4	19.8	—	20.2	(47.9)	—	(27.7)
Inventories	—	(33.8)	—	(33.8)	(163.7)	—	(197.5)
Accounts payable and accrued liabilities	10.1	(3.9)	—	6.2	151.4	—	157.6
Cash flow provided from (used in) operating activities	(85.1)	757.8	—	672.7	1,290.4	(881.1)	1,082.0
Income taxes paid	(5.4)	(99.3)	—	(104.7)	(180.7)	—	(285.4)
Net cash flow of continuing operations provided from (used in) operating activities	(90.5)	658.5	—	568.0	1,109.7	(881.1)	796.6
Net cash flow of discontinued operations used in operating activities	—	(0.1)	—	(0.1)	(21.8)	—	(21.9)
Investing:
Additions to property, plant and equipment	(8.5)	(417.3)	—	(425.8)	(836.6)	—	(1,262.4)
Net proceeds from (additions to) long-term investments and other assets	(6.6)	(38.2)	—	(44.8)	(86.4)	—	(131.2)
Net proceeds from the sale of property, plant and equipment	—	2.5	—	2.5	3.6	—	6.1
Disposals of short-term investments	349.8	—	—	349.8	—	—	349.8
Decrease (increase) in restricted cash	—	(1.3)	—	(1.3)	0.1	—	(1.2)
Interest received and other	1.0	1.9	—	2.9	4.9	—	7.8
Net cash flow of continuing operations provided from (used in) investing activities	335.7	(452.4)	—	(116.7)	(914.4)	—	(1,031.1)
Net cash flow of discontinued operations provided from (used in) investing activities	—	—	—	—	(14.3)	—	(14.3)
Financing:
Issuance of common shares on exercise of options and warrants	6.2	—	—	6.2	—	—	6.2
Proceeds from issuance of debt	—	—	—	—	—	—	—
Repayment of debt	(460.0)	(3.3)	—	(463.3)	(60.0)	—	(523.3)
Interest paid	—	—	—	—	(5.0)	—	(5.0)
Dividends received from (paid to) common shareholders and subsidiaries	307.4	(153.0)	—	154.4	(1,126.8)	881.1	(91.3)
Settlement of derivative instruments	—	—	—	—	—	—	—
Intercompany advances	(521.0)	(108.2)	—	(629.2)	629.2	—	—
Other	(2.1)	—	—	(2.1)	—	—	(2.1)
Net cash flow of continuing operations provided from (used in) financing activities	(669.5)	(264.5)	—	(934.0)	(562.6)	881.1	(615.5)
Net cash flow of discontinued operations used in financing activities	—	—	—	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents of continuing operations	—	—	—	—	(12.0)	—	(12.0)
Increase (decrease) in cash and cash equivalents	(424.3)	(58.5)	—	(482.8)	(415.4)	—	(898.2)
Cash and cash equivalents, beginning of period	642.6	177.4	—	820.0	812.7	—	1,632.7
Cash and cash equivalents, end of period	$218.3	$118.9	$—	$337.2	$397.3	$—	$734.5